UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    913837100
                       -----------------------------------
                                 (CUSIP Number)

                  Larry L. Symons, Vice President and Treasurer
                         Ellwood Group Investment Corp.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 12, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                               Page 2 of 5 Pages

                                  SCHEDULE 13D
                               (Amendment No. 12)

CUSIP No. 913837100

1.       NAME OF REPORTING PERSON      Ellwood Group Investment Corp.
                                       ----------------------------------

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     EIN No. 51-0252828
                                                       ------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [   ]

                                                               (b)  [ X ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS  Not Applicable. This Amendment No. 12 to Schedule 13D
                          relates to the sale by the Reporting Person of shares of Common Stock of the Issuer.
                          -----------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware
                                                -------------------------

         NUMBER OF         7.    SOLE VOTING POWER                      0
         SHARES
         BENEFICIALLY      8.    SHARED VOTING POWER                    0
         OWNED BY
         EACH              9.    SOLE DISPOSITIVE POWER                 0
         REPORTING
         PERSON WITH       10.   SHARED DISPOSITIVE POWER               0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON   0
                  -------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            0%
                                                                  -------
14.      TYPE OF REPORTING PERSON     CO
                                      ---

                                                               Page 3 of 5 Pages


          This Amendment No. 12 further amends and  supplements the statement on
Schedule 13D filed by Ellwood Group Investment Corp., a Delaware corporation (the "Reporting Person"), on February 5, 1999, as subsequently amended by Amendment No. 1 filed on March 4, 1999, Amendment No. 2 filed on April 12, 1999, Amendment No. 3 filed on May 21, 1999, Amendment No. 4 filed on July 28, 1999, Amendment No. 5 filed on August 13, 1999, Amendment No. 6 filed on August 20, 1999, Amendment No. 7 filed on August 27, 1999, Amendment No. 8 filed on October 5, 1999, Amendment No. 9 filed on July 24, 2001, Amendment No. 10 filed on March 18, 2002, and Amendment No. 11 filed on March 28, 2002 (together with all amendments thereto, the "Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Universal Stainless & Alloy
Products, Inc., a Delaware corporation (the "Issuer"), to the extent of the matters set forth herein. Only changes from, and modifications and supplements to, the Schedule 13D are included in this Amendment No. 12. All capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

          Item 4 of the Schedule 13D is amended to add the following:

          Since the filing of Amendment No. 11 to Schedule 13D on March 28, 2002, the Reporting Person has sold in the open market 359,500 shares of Common Stock of the Issuer at a price range of between $11.52 and $13.92 per share.

Item 5. Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is amended as follows:

          (a)-(b) The Reporting Person directly owns no shares of Common Stock.

                                                               Page 4 of 5 Pages


          (c) The Reporting Person has sold a total of 359,500 shares of Common Stock within the past sixty (60) days as set forth below. All of the following sales were made in exchange for cash.

         Date of Sale            Number of Shares Sold         Total Sale Price
         ------------            ---------------------         ----------------

         April 22, 2002              169,500                     $2,360,033
         April 19, 2002               22,000                       $270,160
         April 17, 2002               51,000                       $615,621
         April 16, 2002               27,000                       $324,108
         April 12, 2002               70,000                       $809,242
         April 1, 2002                20,000                       $230,460

          (e) On April 12, 2002, the Reporting Person ceased to be the beneficial owner of more than five percent of Common Stock and is no longer subject to the reporting requirements of Regulation 13D under the Act.



                            [signature on next page]

                  [remainder of page intentionally left blank]

                                                               Page 5 of 5 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          ELLWOOD GROUP INVESTMENT CORP.



                                          By: /s/ Larry L. Symons
                                              ----------------------------
                                              Larry L. Symons
                                              Vice President and Treasurer

Dated:  April 22, 2002